Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation	Ownership
Brenmiller Energy (Rotem) Ltd	Israel	100%
Brenmiller Energy Inc.	Delaware	100%
Brenmiller Energy NL B.V.	The Netherlands	100%
Brenmiller Europe S.L.	Spain	60%